SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1

to

Schedule TO

Tender Offer Statement under Section14(d)(1)
or 13(e)(1) of the Securities Exchange Act of 1934

LIMITED BRANDS, INC.

(Name of Issuer)

LIMITED BRANDS, INC. (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, $0.50 Par Value

(Title of Class of Securities)

53271610

(CUSIP Number of Class of Securities)

Samuel P. Fried Senior Vice President, General Counsel and Secretary Limited Brands, Inc. Three Limited Parkway P.O. Box 16000 Columbus, Ohio 43216 Telephone (614) 415-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to: Dennis S. Hersch David L. Caplan Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2 billion	$253,400

*	Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of 80,000,000 outstanding shares of Common Stock at the maximum tender offer price of $25.00 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #7 for Fiscal Year 2004 issued by the Securities and Exchange Commission, equals $126.70 per million of the value of the transaction.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$253,400	Filing Party:	Limited Brands, Inc.
Form of Registration No.:	Schedule TO	Date Filed:	October 7, 2004

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1
[x]	issuer tender offer subject to Rule 13e-4
[ ]	going-private transaction subject to Rule 13e-3
[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

      This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on October 7, 2004 (the “Schedule TO”) by Limited Brands, Inc., a Delaware corporation (the “Company”), relating to the offer by the Company to purchase up to 80,000,000 shares of its common stock, $0.50 par value per share (the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price determined by the Company between $21.75 and $25.00 per Share, without interest, on the terms and subject to the conditions set forth in an Offer to Purchase, dated October 7, 2004 and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

      The information in the Offer is incorporated in this Amendment No. 1 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Interest in Securities of the Subject Company.

(b) To be best of the Company’s knowledge, the following sets forth transactions in the Company’s common stock during the 60 days prior to October 7, 2004, the date on which the Company’s Schedule TO was filed, by directors and executive officers of the Company’s subsidiaries, as determined after reasonable investigation:

Exercise of Options / Sale of Shares via Open Market Transactions

The following persons exercised stock options for shares of the Company’s common stock on the dates, for the number of shares, and at the exercise prices set forth below. Each of the individuals subsequently sold his or her shares on the same date on the open market at the sale prices set forth below:

Name	Exercise/Sale Date	No. of Shares	Exercise Price	Sale Price

Michael Robert Allison	9/27/2004	2,500	$16.2300	$21.89
	9/27/2004	3,135	$15.6818	$21.83
	9/27/2004	667	$12.6600	$21.89
	9/27/2004	1,200	$13.8068	$21.88
	9/27/2004	850	$16.8832	$21.83
	9/27/2004	1,000	$13.8068	$21.83
	9/27/2004	305	$16.8832	$21.83

Jill Beraud	8/30/2004	17,160	$13.8068	$20.20
	8/30/2004	4,331	$12.4188	$20.00
	8/30/2004	3,474	$12.6600	$20.20
	8/30/2004	1	$12.6600	$20.00

Sam Ghusson	9/16/2004	49,026	$10.0108	$21.45
	9/17/2004	86,300	$10.0108	$21.83
	9/17/2004	5,498	$8.0818	$21.83

Name	Exercise/Sale Date	No. of Shares	Exercise Price	Sale Price

Diane S. Holtz	9/9/2004	10,000	$15.4900	$20.99

Frederick B. Lamster	10/1/2004	1	$9.4200	$22.24
	10/1/2004	2,499	$9.4200	$22.29

Christopher Lanning	9/21/2004	7,700	$13.8068	$21.80
	9/21/2004	4,125	$12.6600	$21.80

Ronald W. Longsdorf	10/1/2004	2	$8.0818	$22.28
	10/1/2004	2,498	$8.0818	$22.29
	10/1/2004	250	$8.0818	$22.29

William C. McRaith	9/17/2004	1,450	$13.8068	$21.83
	9/17/2004	3,712	$14.3545	$21.83
	9/17/2004	1,300	$13.8068	$21.83

Monica Mitro	8/20/2004	12,000	$16.8832	$20.00
	9/7/2004	18,480	$16.8832	$20.79
	9/7/2004	30,310	$16.8832	$20.79
	9/7/2004	5,039	$16.8832	$20.79
	9/7/2004	2,664	$16.8832	$20.79
	8/24/2004	2,185	$16.8832	$19.91
	8/24/2004	3,815	$16.8832	$19.91

Cathleen Morrison	9/29/2004	4,294	$8.1478	$21.88

Grace Nichols	9/7/2004	50,000	$8.8204	$20.79
	9/21/2004	20,400	$8.8204	$21.80
	9/17/2004	29,600	$8.8204	$21.83
	9/16/2004	50,000	$8.8204	$21.45

Meade H. Rudasill, Jr.	9/20/2004	3,000	$12.6600	$21.81
	9/20/2004	1,300	$15.4500	$21.81
	9/20/2004	575	$15.4500	$21.81

David F. Soulliere	9/30/2004	8,250	$13.2386	$22.25
	9/30/2004	750	$12.6600	$22.25

Michael Stromberg	9/7/2004	20,300	$9.2262	$20.79

Charles Turlinski	9/16/2004	45,298	$13.4730	$21.45

Name	Exercise/Sale Date	No. of Shares	Exercise Price	Sale Price

Brian A. Van Ooyen	9/23/2004	3,800	$15.3438	$21.62
	9/23/2004	1,300	$17.7500	$21.62
	9/23/2004	1,100	$16.9063	$21.62
	9/23/2004	1,450	$17.7500	$21.62
	9/23/2004	750	$14.1000	$21.62
	9/23/2004	200	$12.6600	$21.62
	9/23/2004	900	$16.9063	$21.62
	9/23/2004	275	$12.6600	$21.62
	9/23/2004	400	$12.6600	$21.62

Sale of Shares via Open Market Transactions

Name	Sale Date	No. of Shares	Sale Price

Brett Avner	9/21/2004	4,000	*

Colin Campbell	9/23/2004	2,500	$22.07

Jill Dean	9/10/2004	10,000	$21.00

Pia Ferrario	9/16/2004	15,000	$21.85

Lori Greeley	8/30/2004	590	$20.06
	8/30/2004	1,300	$20.05
	9/7/2004	27,500	$21.00
	9/17/2004	1,800	$20.74

Sam Ghusson	8/24/2004	800	$20.03
	8/24/2004	39,200	$20.00

Joan Hilson	9/27/2004	5,000	$22.00

Beverly House	8/2004	1,100**	*

Frederick B. Lamster	8/11/2004	907	$20.04
	9/27/2004	8,058	$21.92

Jack Rafferty	9/15/2004	5,000	$21.39
	9/30/2004	2,400	$22.17
	9/30/2004	2,600	$22.18
	10/6/2004	10,000	$23.25

Michael Stromberg	9/21/2004	14,044	$22.00

Paul Raffin	9/16/2004	10,000	$21.91

*   Unable to obtain sale price information at this time.
** The number of shares sold represents an approximate figure.

Gifts

Name	Gift Date	No. of Shares

Joan Hilson	9/23/2004	115
	9/30/2004	90

Grace Nichols	9/09/2004	1,365

Contributions from Payroll Withholding

In addition to the transactions noted above, the following individuals made contributions from payroll withholding to the Associate Stock Purchase Plan:

Name

Brett Avner

Jill Beraud

Kim Draper

Pia Ferrario

Sam Ghusson

Joan Hilson

Sue Horn

Frederick B. Lamster

Monica Mitro

Cathleen Morrison

Jeanne St. Pierre

Brian A. Van Ooyen

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIMITED BRANDS, INC.

By:	/s/ Timothy J. Faber

	Name:	Timothy J. Faber
	Title:	Vice President, Treasury / Mergers & Acquisitions

Dated: October 12, 2004